Exhibit 99.1

December 20, 2016

CDI Corp.
1735 Market Street, Suite 200
Philadelphia, Pennsylvania 19103
Attention: Anna M. Seal, Chair of the Nominating and Corporate Governance Committee

Dear Ms. Seal,

We are writing to you as the Chairman of the Nominating and Corporate Governance Committee (the “Governance Committee”) of the Board of CDI Corp (“CDI”).  As you well know, in 2014, we wrote a private letter to you highlighting various issues including CDI’s poor corporate governance.  Many of the points raised in our recently released letter to Walter Garrison (“Garrison letter”) were discussed in our 2014 letter to you; a letter to which you chose not to respond.  Based on your previous experience at Arrow International, we had hoped you might be an agent for positive change on the CDI Board.  However, given your failure to address these serious issues which continue to plague CDI and its worsening governance situation, it is clear to us you have chosen to line up at the trough with the rest of the directors at the expense of CDI and its shareholders.

As Chairman of the Governance Committee you are directly responsible for the chronic governance failures and it is particularly disheartening to see governance deteriorate in a way that has personally benefited you at the expense of shareholders. For example, CDI has changed its director ownership guidelines in a way that delinks the financial interests of the Board from CDI shareholders.  In the 2015 proxy statement, “each non-employer director who has served on the Board for at least four years is required to own at least $400,000 in market value of CDI stock.”  In the 2016 proxy statement, the policy was revised to “each non-employee director who has served on the Board for at least four years is required to own CDI stock with a value of at least $200,000.  The value of CDI stock is considered to be the greater of the current market price of CDI stock or the price when the shares were acquired.”  On CDI’s website, it appears as if the policy has been changed again to “each Director who has served on the Board for at least four years should own at least $100,000 (market value) of the Company’s stock.”  Without these changes, several long-term directors including you would not meet the prior ownership guidelines.  Perhaps you find this race to the bottom along with CDI’s share price humorous, we find it incredibly shameful, a disgrace to the basic tenets of good governance and an affront to long-suffering shareholders.

One of the most blatant governance failures as we described in the Garrison letter is CDI’s disturbing relationship with director Barton Winokur who has served on the Board for 48 years and is engulfed in conflicts of interest.  The issues raised are not on the boundaries of good corporate governance. Rather, they cross bright lines (we suggest you spend some time studying recommended good governance guidelines put out by third parties) which we intend to raise before shareholders and independent proxy advisory firms at the 2017 annual meeting.  Since you are the Chairman of the Governance Committee, you are fully responsible for maintaining best corporate governance practices and it is clear that you have failed and should be held accountable.

Ms. Seal, this Board is in desperate need of wholesale change.  If you fail to restore best corporate practices, then we suggest you immediately resign rather than continue to collect your exorbitant director fees at the expense of shareholders.  Otherwise, we will look forward to making our case against you and the rest of the Board directly to shareholders at the 2017 annual meeting.

Sincerely,

/s/ Bradley L. Radoff	/s/ Joshua E. Schechter
Bradley L. Radoff	Joshua E. Schechter